                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                                -----------------

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                       CENTURY PROPERTIES GROWTH FUND XXII
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000


                                -----------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*     $9,767,712           Amount of Filing Fee: $1,953.54
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 27,208.11 units of limited partnership interest of the subject partnership for $359 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $1,953.54    Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D     Date Filed:  May 14, 1999




                         (Continued on following pages)

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 12 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Century Properties Growth Fund XXII (the "Partnership"); and (b) Amendment No. 12 to the
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 30, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corp. ("IFGP"), Insignia NPI L.L.C. ("NPI"), Riverside Drive L.L.C. ("Riverside") and Andrew L. Farkas as amended by (i) Amendment No. 1 filed with the Commission on January 31, 1996 by Insignia, IFGP, NPI, Riverside, Insignia Commercial Group, Inc. ("Commercial"), Insignia Properties Corporation ("Properties") and Andrew L. Farkas; (ii) Amendment No. 2 filed with the Commission on February 27, 1996 by Insignia, IFGP, NPI, Riverside, Commercial, Properties and Andrew L. Farkas; (iii) Amendment No. 3 filed with the Commission on January 16, 1997 by Insignia, Insignia Properties, L.P. ("IPLP"), Commercial, Insignia Properties Trust ("IPT") and Andrew L. Farkas; (iv) Amendment No. 4 filed with the Commission on August 28, 1997 by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, IPT and Andrew L. Farkas;
(v) Amendment No. 5 filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas; (vii) Amendment No. 7 filed with the Commission on October 3, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; (ix) Amendment No. 9, filed with the Commission on November 10, 1997, by IPLP Acquisition, IPLP, IPT, Insignia and Andrew L. Farkas; and (x) Amendment No. 10 filed with the Commission on October 26, 1998, by IPLP Acquisition, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), and (xi) Amendment No. 11, filed with the Commission on May 14, 1999, by IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 11.       MATERIAL TO BE FILED AS EXHIBITS.

               (a)(1) Offer to Purchase, dated May 13, 1999 (previously filed).

               (a)(2)   Letter of Transmittal and related Instructions.

               (a)(3) Letter, dated May 13, 1999, from AIMCO OP to the Limited Partners of the Partnership (previously filed).

               (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.

               (a)(5) Letter, dated July 1, 1999, from AIMCO OP to the Limited Partners of the Partnership.

               (b) Amended and Restated Credit Agreement (Unsecured Revolver-to-Term Facility), dated as of October 1, 1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit
                        10.1 to AIMCO's Current Report on Form 8-K, dated October l, 1998, is incorporated herein by this reference).

               (b)(2) First Amendment to Credit Agreement, dated as of November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference). (c) Not applicable. (d) Not applicable. (e) Not applicable. (f) Not applicable. (z)(1) Agreement of Joint Filing, dated May 13, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition (previously filed).

               (c)      Not applicable.

               (d)      Not applicable.

               (e)      Not applicable.

               (f)      Not applicable.

               (z)(1) Agreement of Joint Filing, dated May 13, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP Acquisition (previously filed).

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1999
                                                 IPLP ACQUISITION I, L.L.C.

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO/IPT, INC.

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 INSIGNIA PROPERTIES, L.P.

                                                 By:  AIMCO/IPT, INC.
                                                      (General Partner)

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO PROPERTIES, L.P.

                                                 By: AIMCO-GP, INC.
                                                     (General Partner)

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 AIMCO-GP, INC.

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                                 APARTMENT INVESTMENT
                                                 AND MANAGEMENT COMPANY

                                                 By: /s/Patrick J. Foye
                                                    ---------------------------
                                                       Executive Vice President

                                  EXHIBIT INDEX


           EXHIBIT NO.               DESCRIPTION
           -----------               -----------
               (a)(1)   Offer to Purchase, dated May 13, 1999 (previously
                        filed).

               (a)(2)   Letter of Transmittal and related Instructions.

               (a)(3)   Letter, dated May 13, 1999, from AIMCO OP to the Limited
                        Partners of the Partnership (previously filed).

               (a)(4)   Supplement to Offer to Purchase, dated July 1, 1999.

               (a)(5)   Letter, dated July 1, 1999, from AIMCO OP to the Limited
                        Partners of the Partnership.

               (b)      Amended and Restated Credit Agreement (Unsecured
                        Revolver-to-Term Facility), dated as of October 1,
                        1998, among AIMCO OP, Bank of America National Trust and Savings Association, and BankBoston, N.A. (Exhibit
                        10.1 to AIMCO's Current Report on Form 8-K, dated
                        October l, 1998, is incorporated herein by this reference).

               (b)(2)   First Amendment to Credit Agreement, dated as of
                        November 6, 1998, by and among AIMCO OP, the financial institutions listed on the signature pages thereof and Bank of America National Trust and Savings Association
                        (Exhibit 10.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, is incorporated herein by this reference).

               (c)      Not applicable.

               (d)      Not applicable.

               (e)      Not applicable.

               (f)      Not applicable.

               (z)(1)   Agreement of Joint Filing, dated May 13, 1999, among
                        AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP, and IPLP
                        Acquisition (previously filed).